                                     [LOGO]





PRESS RELEASE

Contact: Scott Hagen, Vice President and Chief Financial Officer; Acting President and Chief Operating Officer, (714) 727-3157, or Lucy Morrison, Feinstein Partners, (617) 577-8110

          CORTEX PHARMACEUTICALS RAISES $4 MILLION IN PRIVATE PLACEMENT

Irvine, Calif., December 12, 1995 -- Cortex Pharmaceuticals, Inc. (Nasdaq:CORX) today announced at its 1995 Annual Meeting of Stockholders that it has raised approximately $4 million in a private placement of 160 shares of preferred stock to offshore institutional investors. The preferred stock is convertible, commencing 45 days after the closing, into common stock at an effective conversion price of $2.825 per share of common stock, or 85% of the fair market value of the common stock at the time of conversion, whichever is lower. The placement was arranged by Swartz Investments, Inc. of Roswell, Georgia.

The proceeds from the offering will be used to fund additional clinical studies with CX516, or AMPALEX-TM-, Cortex's lead compound currently in early human clinical testing for the potential treatment of deficits of memory and cognition due to Alzheimer's disease. The first Phase I study with CX516 was completed in February 1995, and in September 1995 the Company reported that evaluation of the psychometric data from this study, which involved healthy young volunteers, had revealed an apparent positive effect of CX516 on memory performance. Cortex also plans to begin preclinical toxicology studies on at least one additional compound from the AMPAKINE-TM- family of AMPA receptor modulating compounds.

Cortex, located in Irvine, California, was established in 1987 to discover and develop innovative drugs for the treatment of age-related neurological diseases and disorders. The primary programs at Cortex are directed toward the development of AMPAKINES-TM- for the treatment of diseases and disorders associated with depressed functioning of glutamatergic pathways in the brain and, over the longer term, for slowing or stopping the underlying pathology of Alzheimer's disease.

                                  #  #  #  #  #